Exhibit 99.6

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of January 7, 2015 by and between Kenon Holdings Ltd. (the “Company”), a company organized under the laws of Singapore, and Bank Leumi Le-Israel B.M., a company organized under the laws of the State of Israel (“Bank Leumi”). The Company and Bank Leumi are referred to collectively herein as the “Parties.”

WHEREAS, the Company is a diversified holding company that is intending to register its outstanding ordinary shares under the 1933 Act with the U.S. Securities and Exchange Commission (the “Commission”) and list them for trading on the New York Stock Exchange (“NYSE”) under the symbol “KEN”

WHEREAS, unless the context otherwise requires, capitalized terms used and not otherwise defined herein shall have the meanings ascribed in Section 1;

WHEREAS, following the distribution to it by way of a dividend from Israel Corporation Ltd., Bank Leumi expects to own 9,679,614 of the Company’s ordinary shares (the “Ordinary Shares”), constituting approximately 18% of the Ordinary Shares to be outstanding following this distribution;

WHEREAS, the Parties intend that the registration rights set forth in this Agreement be applicable to all outstanding Ordinary Shares which are or may be owned by Bank Leumi and by any of its Affiliates at any time during the term of this Agreement, and to all of the Ordinary Shares that may be issued or granted at any time in the future on account or by virtue of such Ordinary Shares, as set out in the definition of Registrable Securities below;

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Definitions

As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

“Affiliate” of any specified Person means any other person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such specified Person. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreement” has the meaning set forth in the preamble.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined under Rule 405.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York, Singapore or London, United Kingdom, are required or authorized to be closed.

“Commission” is defined in the recitals of this Agreement.

“Company” is defined in the introductory paragraph of this Agreement, and includes any successor thereto.

“Demand Notice” has the meaning set forth in Section 2(a).

“Demand Registration” has the meaning set forth in Section 2(a).

“Effective Date” means the time and date that a Registration Statement is first declared effective by the Commission or otherwise becomes effective.

“Effectiveness Period” has the meaning set forth in Section 2(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Indemnified Persons” has the meaning set forth in Section 5.

“Losses” has the meaning set forth in Section 5.

“Ordinary Shares” is defined in the recitals of this Agreement.

“Parties” has the meaning set forth in the preamble.

“Person” means an individual or group, corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Piggyback Notice” has the meaning set forth in Section 2(b).

“Piggyback Registration” has the meaning set forth in Section 2(b).

“Piggyback Request” has the meaning set forth in Section 2(b).

“Proceeding” means any action, claim, suit, proceeding or investigation (including a preliminary investigation or partial proceeding, such as a deposition) pending or known to the Company to be threatened.

“Prospectus” means the prospectus included in a Registration Statement (including a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registrable Securities” means (i) any Ordinary Shares owned by Bank Leumi during the term of this Agreement, and (ii) any shares issued or issuable with respect to such Ordinary Shares as a result of any stock split, stock dividend, rights offering, recapitalization, merger, exchange or similar event or otherwise.

“Registration Expenses” has the meaning set forth in Section 4.

“Registration Statement” means a registration statement in the form required to register the resale of the Registrable Securities under the Securities Act and other applicable law, and including any Prospectus, amendments and supplements to each such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 405” means Rule 405 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 433” means Rule 433 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for Bank Leumi.

“Shelf Registration Statement” has the meaning set forth in Section 2(a)(iii).

“Suspension Period” has the meaning set forth in Section 2(a).

“Trading Day” means a day during which trading in the Ordinary Shares generally occurs on the Trading Market.

“Unaffiliated Board Members” is defined in Section 2(a)(iv).

“WKSI” means a “well known seasoned issuer” as defined under Rule 405.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” or words of like import shall be deemed to be followed by the words “without limitation”; (d) the terms “hereof”, “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) unless the context otherwise requires, the term “or” is not exclusive and shall have the inclusive meaning of “and/or”; (f) defined terms herein will apply equally to both the singular and plural forms and derivative forms of defined terms will have correlative meanings; (g) references to any law or statute shall include all rules and regulations promulgated thereunder, and references to any law or statute shall be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable law or statute; (h) references to any Person include such Person’s successors and permitted assigns; and (i) references to “days” are to calendar days unless otherwise indicated.

2.	Registration

(a)	Demand Registration

(i)	Bank Leumi shall have the option and right, exercisable by delivering a written notice to the Company (a “Demand Notice”), to require the Company to, pursuant to the terms of and subject to the limitations contained in this Agreement, prepare and file with the Commission a Registration Statement registering the offering and sale of the number and type of Registrable Securities on the terms and conditions specified in the Demand Notice in accordance with the intended timing and method or methods of distribution thereof specified in the Demand Notice, which may include sales on a delayed or continuous basis pursuant to Rule 415 (the “Demand Registration”).

(ii)

Following receipt of a Demand Notice, the Company shall file a Registration Statement as promptly as practicable covering all of the Registrable Securities that Bank Leumi requests on such Demand Notice to be included in such Demand Registration in accordance with the terms and conditions of this Agreement and shall use its reasonable best efforts to cause such Registration Statement to become effective under the Securities Act and remain effective under the Securities Act for not less than twenty four (24) months following the Effective Date or such shorter period when all Registrable Securities covered by such Registration Statement have been sold (the “Effectiveness Period”); provided, however, (i) that the Company shall not be required to effect the registration of Registrable Securities pursuant to this Section 2(a)

unless the Registrable Securities are offered at an aggregate proposed offering price of not less than $25 million and (ii) the Effectiveness Period shall be extended by one (1) day for each additional day during any Suspension Period in effect following the Effective Date applicable thereto pursuant to Section 2(a)(iii). Subject to the other limitations contained in this Agreement, the Company is not obligated hereunder to effect more than three (3) Demand Registrations. A registration will not count as a requested registration under this Section 2(a) until the Registration Statement relating to such registration has been declared effective by the Commission and unless Bank Leumi was able to register all the Registrable Securities requested by it to be included in such registration.

(iii)	Notwithstanding any other provision of this Section 2(a), the Company shall not be required to:

(A) file a Registration Statement pursuant to this Section 2(a) during the period starting with the date thirty (30) days prior to a good faith estimate by the majority of the members of the board of directors of the Company (excluding any members of the board of directors that are employees or Affiliates of Bank Leumi)(the “Unaffiliated Board Members”), of the date of filing of, and ending on a date ninety (90) days after the effective date of, a Company initiated registration; provided that the Company is actively employing its reasonable best efforts to cause such registration statement to become effective;

(B) effect a registration or file a Registration Statement for a period of up to one hundred twenty (120) days after the date of a Demand Notice for registration pursuant to this Section 2(a) if at the time of such request (1) the Company is engaged, or has plans to engage, within thirty (30) days of the time of such Demand Notice, in a firm commitment underwritten public offering of Ordinary Shares, or (2) the Company is currently engaged in a self-tender or exchange offer and the filing of a Registration Statement would cause a violation of the Exchange Act;

(C) effect a registration or file a Registration Statement for a period of up to ninety (90) days, if (1) the Unaffiliated Board Members determine such registration would render the Company unable to comply with applicable securities laws or (2) the Unaffiliated Board Members determine such registration would require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or

(D) if the Company has filed a “shelf” registration statement pursuant to a Demand Notice under this Section 2(a) and has included Registrable Securities therein (each such Registration Statement, a “Shelf Registration Statement”), the Company shall be entitled to suspend, for a reasonable period of time not in excess of 45 consecutive days and not more than 90 days in any 12-month period

(except as a result of a review of any post-effective amendment by the Commission before declaring any post-effective amendment to the Registration Statement effective; provided, that the Company has used its reasonable best efforts to cause such post-effective amendment to be declared effective), the offer or sale of Registrable Securities pursuant to such registration statement by any holder of Registrable Securities if:

(1) a “road show” is not then in progress with respect to a proposed offering of Registrable Securities by such holder; and,

(2) either

(A) the Unaffiliated Board Members, in good faith, determine that (i) the offer or sale of any shares of Ordinary Shares would materially impede, delay or interfere with a significant transaction under negotiation by the Company, including any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization, or consolidation, (ii) after the advice of counsel, the sale of Ordinary Shares covered by the Shelf Registration Statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law, and (iii) either (x) the Company has a bona fide business purpose for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on the Company or the Company’s ability to consummate the proposed transaction, or (z) the proposed transaction renders the Company unable to comply with requirements of the Commission; or

(B) the Unaffiliated Board Members, in good faith, determine that the Company is required by law, rule or regulation to supplement the Shelf Registration Statement or file a post-effective amendment to the Shelf Registration Statement in order to incorporate information into the Shelf Registration Statement for the purpose of (i) including in the Shelf Registration Statement any Prospectus required under Section 10(a)(3) of the Securities Act or (ii) reflecting in the Prospectus included in the Shelf Registration Statement any facts or events arising after the effective date of the Shelf Registration Statement (or the most recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the Prospectus

(any such period referred to in this Section 2(a)(iii), a “Suspension Period”); provided, however, that

(i) in no event shall the Company postpone, defer or suspend any Demand Registration pursuant to this Section 2(a)(iii) and/or Section 7(g) for more than an aggregate of ninety (90) days in any twelve (12) month period, and

(ii) in the event the Company postpones, defers or suspends any Demand Registration pursuant to Section 2(a)(iii)(C)(1) or (2) or Section 2(a)(iii)(D), then during such Suspension Period, the Company shall not engage in any transaction involving the offer, issuance, sale, or purchase of Ordinary Shares (whether for the benefit of the Company or a third Person), except transactions involving the issuance or purchase of Ordinary Shares as contemplated by Company employee benefit plans or employee or director arrangements.

In order to suspend the use of the registration statement pursuant to this Section 2(a)(iii)(D), the Company shall promptly upon determining to seek such suspension, deliver to the holders of Registrable Securities included in such registration statement, a certificate signed by the Chief Executive Officer of the Company stating that the Company is suspending use of such registration statement pursuant to Section 2(a)(iii)(D), the basis therefor in reasonable detail and a good faith estimate as to the anticipated duration of such suspension.

(iv)	The Company may include in any such Demand Registration other Ordinary Shares for sale for its own account or for the account of any other Person; provided that if the managing underwriter for the offering determines that the number of Ordinary Shares proposed to be offered in such offering would likely have an adverse effect in any material respect on the price, timing or distribution of the Ordinary Shares proposed to be included in such offering or the market for the Ordinary Shares, then the Registrable Securities to be sold by Bank Leumi shall be included in such registration before any Ordinary Shares proposed to be sold for the account of the Company or any other Person.

(v)	Subject to the limitations contained in this Agreement, the Company shall effect any Demand Registration on Form F-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form F-3, in which case such Demand Registration shall be effected on another appropriate form for such purpose pursuant to the Securities Act) and if the Company becomes, and is at the time of its receipt of a Demand Notice, a WKSI, the Demand Registration for any offering and selling of Registrable Securities through a firm commitment underwriting shall be effected pursuant to an Automatic Shelf Registration Statement, which shall be on Form F-3 or any equivalent or successor form under the Securities Act (if available to the Company); provided, however, that if at any time a Registration Statement on Form F-3 is effective and Bank Leumi provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place.

(vi)	Without limiting Section 3, in connection with any Demand Registration pursuant to and in accordance with this Section 2(a), the Company shall, (A) promptly prepare and file or cause to be prepared and filed (1) such additional forms, amendments, supplements, prospectuses, certificates, letters, opinions and other documents, as may be necessary or advisable to register or qualify the securities subject to such Demand Registration, including under the securities laws of such states as Bank Leumi shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Company would become subject to general service of process or to taxation or qualification to do business in such jurisdiction solely as a result of registration and (2) such forms, amendments, supplements, prospectuses, certificates, letters, opinions and other documents as may be necessary to apply for listing or to list the Registrable Securities subject to such Demand Registration on the Trading Market and (B) do any and all other acts and things that may be necessary or appropriate or reasonably requested by Bank Leumi to enable Bank Leumi to consummate a public sale of such Registrable Securities in accordance with the intended timing and method or methods of distribution thereof.

(b)	Piggyback Registration

(i)	If the Company shall at any time propose to file a Registration Statement, other than pursuant to any Demand Registration by Bank Leumi, for an offering of Ordinary Shares for cash (whether in connection with a public offering of Ordinary Shares by the Company, a public offering of Ordinary Shares by shareholders, or both, but excluding an offering relating solely to an employee benefit plan, an offering relating to a transaction on Form F-4 or an offering on any registration statement form that does not permit secondary sales), the Company shall promptly notify Bank Leumi of such proposal reasonably in advance of (and in any event at least five (5) Trading Days before) the anticipated filing date (the “Piggyback Notice”). The Piggyback Notice shall offer Bank Leumi the opportunity to include for registration in such Registration Statement the number of Registrable Securities as it may request (a “Piggyback Registration”). The Company shall include in each such Piggyback Registration such Registrable Securities for which the Company has received written requests within five (5) days after delivery to Bank Leumi of the Piggyback Notice (“Piggyback Request”) for inclusion therein. If Bank Leumi decides not to include all of its Registrable Securities in any Registration Statement thereafter filed by the Company, Bank Leumi shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of Ordinary Shares, all upon the terms and conditions set forth herein.

(ii)	If the Registration Statement under which the Company gives notice under this Section 2(b) is for an underwritten offering, the Company shall so advise Bank Leumi. In such event, the right of Bank Leumi to be included in a registration pursuant to this Section 2(b) shall be conditioned upon Bank Leumi’s participation in such underwriting and the inclusion of Bank Leumi’s Registrable Securities in the underwriting to the extent provided herein. In the event Bank Leumi proposes to distribute its Registrable Securities through such underwriting, it shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. If the managing underwriter or managing underwriters of such offering advise the Company and Bank Leumi in writing that in their reasonable opinion that the inclusion of all of Bank Leumi’s Registrable Securities in the subject Registration Statement (or any other Ordinary Shares proposed to be included in such offering) would likely have an adverse effect in any material respect on the price, timing or distribution of the Ordinary Shares proposed to be included in such offering or the market for the Ordinary Shares, the Company shall include in such offering only that number or amount, if any, of Ordinary Shares proposed to be included in such offering that, in the reasonable opinion of the managing underwriter or managing underwriters, will not have such effect, with such number to be allocated as follows: (i) first, to the Company or the Person or Persons demanding such underwritten offering and (ii) if there remains availability for additional Ordinary Shares to be included in such registration, second, to all other holders of Ordinary Shares (including Bank Leumi) who are contractually entitled to “piggyback” registration rights that are equivalent to those described in this Section 2(b) and who may be seeking to register such Ordinary Shares, pro-rata among them, based on the number of Ordinary Shares such other holders are entitled to include in such registration. If Bank Leumi disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing underwriter(s) delivered on or prior to the time of pricing of such offering. Any Registrable Securities withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(iii)	The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2(b) prior to the Effective Date of such Registration Statement whether or not Bank Leumi has elected to include Registrable Securities in such Registration Statement. The registration expenses of such withdrawn registration shall be borne by the Company in accordance with Section 4 hereof.

(c)	Subject to Section 2(a)(ii), all registration rights granted under this Section 2 shall continue to be applicable with respect to Bank Leumi for so long as may be required for Bank Leumi to sell all of the Registrable Securities held by Bank Leumi (without any limitation on volume, timing, recipients or intended method or methods of distribution, including through the use of an underwriter, that would not be applicable with a registration under the Securities Act).

(d)	Any Demand Notice or Piggyback Request shall (i) specify the Registrable Securities intended to be offered and sold by Bank Leumi, (ii) express Bank Leumi’s present intent to offer such Registrable Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Registrable Securities, which may include sales on a delayed or continuous basis and (iv) contain the undertaking of Bank Leumi to provide all such information and materials and take all action as may reasonably be required in order to permit the Company to comply with all applicable requirements in connection with the registration of such Registrable Securities.

(e)	Bank Leumi shall not have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

(f)	The Company will not enter into any agreement during the term of this Agreement (other than the Registration Rights Agreement by and between the Company and Millenium Investments Elad Ltd. dated January 7, 2015, including any amendment or assignment of such agreement pursuant to its terms and the Registration Rights Agreement by and between the Company and XT Investments Ltd. dated January 7, 2015, including any amendment or assignment of such agreement pursuant to its terms) which would allow any holder of Ordinary Shares to include Ordinary Shares in any Registration Statement filed by the Company in a manner that would violate or restrict in any material respect the rights granted to Bank Leumi hereunder.

(g)	Any Registrable Security will cease to be a Registrable Security when (a) it has been sold or otherwise transferred by Bank Leumi (other than a transfer by Bank Leumi to an Affiliate or in conjunction with an assignment of this Agreement permitted under Section 7) or (b) it is eligible for sale pursuant to Rule 144 (or any successor provision) under the Securities Act without restriction pursuant to such rule on the volume of securities that may be sold in any single transaction.

3.	Registration Procedures

The procedures to be followed by the Company and Bank Leumi in a Registration Statement pursuant to this Agreement, and the respective rights and obligations of the Company and Bank Leumi, with respect to the preparation, filing and effectiveness of such Registration Statement, are as follows:

(a)

The Company will, at least five (5) Business Days prior to the anticipated filing of a Registration Statement or any related Prospectus or any amendment or supplement thereto (other than amendments and supplements that do nothing more than name Bank Leumi and provide information with respect thereto), (i) unless available to Bank Leumi through public filings with the Commission, furnish to Bank Leumi and its underwriters, if any, copies of all such documents proposed to be filed and (ii) use its reasonable efforts to address in each such document when so filed with the Commission such comments as Bank Leumi reasonably shall propose within three (3) Business Days of the delivery of such copies to Bank Leumi.

(b)	The Company will use reasonable best efforts to as promptly as reasonably possible (i) prepare and file with the Commission such amendments, including post-effective amendments, and supplements to each Registration Statement and the Prospectus used in connection therewith as may be necessary under applicable law to keep such Registration Statement continuously effective with respect to the disposition of all Registrable Securities covered thereby for its Effectiveness Period and, subject to the limitations contained in this Agreement, prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities held by Bank Leumi; (ii) cause the related Prospectus to be amended or supplemented by any required prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; and (iii) respond to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably possible provide Bank Leumi true and complete copies of all correspondence from and to the Commission relating to such Registration.

(c)	The Company will comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statements and the disposition of all Registrable Securities covered by each Registration Statement.

(d)

The Company will notify Bank Leumi as promptly as reasonably practicable: (i)(A) when a Prospectus or any prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement; and (C) with respect to each Registration Statement or any post-effective amendment thereto, when the same has been declared effective; (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information that pertains to Bank Leumi as sellers of Registrable Securities; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of (but not the nature or details concerning) any event or passage of time that makes any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration

Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided, however, that no notice by the Company shall be required pursuant to this clause (v) in the event that the Company either promptly files a prospectus supplement to update the Prospectus or a Form 6-K or other appropriate Exchange Act report that is incorporated by reference into the Registration Statement, which in either case, contains the requisite information that results in such Registration Statement no longer containing any untrue statement of material fact or omitting to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading).

(e)	The Company will use its reasonable best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment, or if any such order or suspension is made effective during any Suspension Period, at the earliest practicable moment after the Suspension Period is over.

(f)	During the Effectiveness Period, the Company will furnish to Bank Leumi and its underwriter(s), if any, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by Bank Leumi (including those incorporated by reference) promptly after the filing of such documents with the Commission; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system.

(g)	The Company will promptly deliver to Bank Leumi and its underwriter(s), if any, without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as Bank Leumi and its underwriter(s), if any, may reasonably request during the Effectiveness Period. The Company consents to the use of such Prospectus and each amendment or supplement thereto by Bank Leumi in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(h)

The Company will facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free of all restrictive legends indicating that the Registrable Securities are unregistered or unqualified for resale under the Securities Act, Exchange Act or other applicable securities laws, and to enable such Registrable Securities to be in such denominations and registered in such names as Bank Leumi may request in writing. In connection therewith, if required by the Company’s transfer agent, the Company will promptly, after the Effective Date of the Registration Statement, cause an opinion of counsel as to the effectiveness of the Registration Statement to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without any such legend upon sale by Bank Leumi of such Registrable Securities under the Registration Statement.

(i)	Upon the occurrence of any event contemplated by Section 3(d)(v), subject to Section 2(a)(iii), as promptly as reasonably possible, the Company will prepare a supplement or amendment, including a post-effective amendment, if required by applicable law, to the affected Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(j)	Bank Leumi may distribute the Registrable Securities by means of an underwritten offering; provided that (i) Bank Leumi provides written notice to the Company of their intention to distribute Registrable Securities by means of an underwritten offering, (ii) the managing underwriter or managing underwriters thereof shall be designated by Bank Leumi in the case of a Demand Registration (provided, however, that such designated managing underwriter or managing underwriters shall be reasonably acceptable to the Company) or by the Company in the case of a registration initiated by the Company, (iii) Bank Leumi agrees to enter into an underwriting agreement in customary form and sell Bank Leumi’s Registrable Securities on the basis provided in any underwriting arrangements approved by the Persons entitled to select the managing underwriter or managing underwriters hereunder and (v) Bank Leumi will complete and execute all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting arrangements. The Company hereby agrees with Bank Leumi that, in connection with any underwritten offering in accordance with the terms hereof, it will negotiate in good faith and execute all indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, including using all reasonable best efforts to procure customary legal opinions and auditor “comfort” letters at the Company’s expense.

(k)	In the event Bank Leumi seek to complete an underwritten offering, for a reasonable period prior to the filing of any Registration Statement and throughout the Effectiveness Period, the Company will make available upon reasonable notice at the Company’s principal place of business or such other reasonable place for inspection by the managing underwriter or managing underwriters selected in accordance with Section 3(j) such financial and other information and books and records of the Company, and cause the officers, employees, counsel and independent certified public accountants of the Company to respond to such inquiries, as shall be reasonably necessary (and in the case of counsel, not violate an attorney-client privilege in such counsel’s reasonable belief) to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act.

(l)	In connection with any registration of Registrable Securities pursuant to this Agreement, the Company will take all commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of Registrable Securities by Bank Leumi, including causing appropriate officers and employees to be available, on a customary basis and upon reasonable notice, to meet with prospective investors in presentations, meetings and road shows.

4.	Registration Expenses

All Registration Expenses incident to the Parties’ performance of or compliance with their respective obligations under this Agreement or otherwise in connection with any Demand Registration or Piggyback Registration (excluding any Selling Expenses) shall be borne by the Company, whether or not any Registrable Securities are sold pursuant to a Registration Statement. “Registration Expenses” shall include, without limitation, (i) all registration and filing fees (including fees and expenses (A) with respect to filings required to be made with the NYSE and (B) in compliance with applicable state securities or “Blue Sky” laws), (ii) printing expenses (including expenses of printing certificates for Ordinary Shares and of printing prospectuses if the printing of prospectuses is reasonably requested by Bank Leumi), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel, auditors and accountants for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including expenses payable to third parties and including all salaries and expenses of their officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on the NYSE.

5.	Indemnification

If requested by Bank Leumi, the Company shall indemnify and hold harmless each underwriter, if any, engaged in connection with any registration referred to in Section 2 and provide representations, covenants, opinions and other assurances to any underwriter in form and substance reasonably satisfactory to such underwriter and the Company.

Further, the Company shall indemnify and hold harmless Bank Leumi, its Affiliates and each of their respective officers and directors and any Person who controls Bank Leumi (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and reasonable attorneys’ fees) and expenses, judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which any Registrable Securities were registered, in any preliminary prospectus (if used prior to the Effective Date of such Registration Statement), or in any summary or final prospectus or free writing prospectus or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading; provided, however, that the Company shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue or alleged untrue statement or omission or alleged omission made in such Registration Statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Indemnified Person specifically for use in the preparation thereof. The Company shall notify Bank Leumi promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, this Section 5 shall survive any termination or expiration of this Agreement indefinitely.

Promptly after receipt by any Indemnified Persons under this Section 5 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Loss, such Indemnified Persons shall, if a Loss in respect thereof is to be claimed against any indemnifying party under this Section 5, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Persons; provided, however, that the Indemnified Persons shall have the right to retain their own counsel with the fees and expenses of not more than one counsel for such Indemnified Persons to be paid by the indemnifying party if the representation by such counsel of the Indemnified Persons and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Persons and any other party represented by such counsel in such proceeding. In the case of Indemnified Persons, legal counsel referred to in the immediately preceding sentence shall be selected by Bank Leumi. The Indemnified Persons shall cooperate with the indemnifying party in connection with any negotiation or defense of any such Losses by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Persons which relates to such Losses. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Persons under this Section 5, except to the extent that the indemnifying party is prejudiced in its ability to defend such action but the omission to so notify the indemnifying party will not relieve such indemnifying party of any liability that it may have to any Indemnified Persons otherwise than under this Section 5.

6.	Facilitation of Sales Pursuant to Rule 144

To the extent it shall be required to do so under the Exchange Act, the Company shall timely file the reports required to be filed by it under the Exchange Act or the Securities Act (including the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144), and shall take such further action as Bank Leumi may reasonably request, all to the extent required from time to time to enable Bank Leumi to sell Registrable Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144. Upon the request of Bank Leumi in connection with Bank Leumi’s sale pursuant to Rule 144, the Company shall deliver to Bank Leumi a written statement as to whether it has complied with such requirements.

7.	Miscellaneous

(a)	Remedies

In the event of a breach by the Company of any of its obligations under this Agreement, Bank Leumi, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b)	Discontinued Disposition

Bank Leumi agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in clauses (ii) through (v) of Section 3(d), Bank Leumi will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until Bank Leumi’s receipt of the copies of the supplemental Prospectus or amended Registration Statement or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this Section 7(b).

(c)	Amendments and Waivers

No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and Bank Leumi. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

(d)	Notices

Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail as specified in this Section 7(d) prior to 5:00 p.m. (Eastern Standard Time) on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile or electronic mail as specified in this Agreement later than 5:00 p.m. (Eastern Standard Time) on any date and earlier than 11:59 p.m. (Eastern Standard Time) on such date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service or (iv) upon actual receipt by the Party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:	Kenon Holdings Ltd.
1 Temasek Avenue #36-01 Millenia Tower Singapore 039192 Attention: Robert Rosen General Counsel
Phone: +65 6351 1780
E-Mail: RobertR@kenon-holdings.com

If to BLL:	Bank Leumi Le -Israel B.M.
C/O Michal Rabinovitch Leumi Partners Ltd. 132 Menachem Begin Road Tel Aviv 67025 Israel
Phone: +972 3 5141256
Fax: +972 3 5141255
E-Mail: michal@leumipartners.com

With a copy to:	Saar Avnery Leumi Partners Ltd. 132 Menachem Begin Road Tel Aviv 67025 Israel
Phone: +972 3 5141201
Fax: +972 3 5141275
E-Mail: saar@leumipartners.com

(e)	Successors and Assigns

(i)	This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as provided below in Section 7(e)(ii) and any transfers to Affiliates of Bank Leumi, this Agreement, and any rights or obligations hereunder, may not be assigned without the prior written consent of the Company and Bank Leumi.

(ii)	The rights under this Agreement shall be freely assignable by Bank Leumi, in whole or in part at any time and from time to time during the Registration Period, to any transferee of all or any portion of Bank Leumi’s Registrable Securities if: (i) the transferee is, or will become immediately following the transfer from Bank Leumi, the holder of at least ten percent (10%) of the Company’s issued and outstanding share capital at that time, and (ii) Bank Leumi agrees in writing with the transferee to assign such rights and the transferee agrees in writing with the Company to be bound by all of the provisions contained herein in the form attached as Appendix A hereto.

(iii)	In order to assign any number of Demand Registrations, the holder of the right to such Demand Registrations shall expressly assign any number of Demand Registrations that it may hold pursuant to an agreement in the form attached as Appendix A hereto and such assignment shall correspondingly reduce the number of Demand Registrations held by Bank Leumi or any other assignor.

At the transferee’s request, the Company shall promptly prepare and file any required prospectus supplement under Rule 424(b)(3) of the 1933 Act or other applicable provision of the 1933 Act to appropriately amend the list of selling shareholders thereunder to include such transferee.

(f)	Third Party Beneficiaries

This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person

(g)	Execution and Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile or electronic mail transmission, such signature shall create a valid binding obligation of the Party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such signature delivered by facsimile or electronic mail transmission were the original thereof.

(h)	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the choice of law principles thereof. Each party hereby irrevocable submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the Transactions contemplated hereunder. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THE AGREEMENT.

(i)	Cumulative Remedies

The remedies provided herein are cumulative and not exclusive of any remedies provided by law. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(j)	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(k)	Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior contracts or agreements with respect to the subject matter hereof and the matters addressed or governed hereby, whether oral or written.

(l)	Headings; Section References; Mutual Drafting

The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. Unless otherwise stated, references to Sections, Schedules and Exhibits are to the Sections, Schedules and Exhibits of this Agreement.

The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent and no rules of strict construction will be applied against any Party.

(m)	Other Listings

To the extent that the Company lists its shares on any stock exchange outside of the United States, the provisions of this Agreement shall apply, mutatis mutandis, to such listing.

[THIS SPACE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

KENON HOLDINGS LTD.

By:	/s/ Yoav Doppelt

Name:	Yoav Doppelt

Title:	CEO

BANK LEUMI LE -ISRAEL B.M.

By:	/s/ Ron Fainaro

Name:	Ron Fainaro

Title:	EVP and CFO

By:	/s/ Schlomo Goldfarb

Name:	Schlomo Goldfarb

Title:	EVP and Chief Accounting Officer

Appendix A

Tripartite Transfer and Amendment Agreement

THIS TRIPARTITE TRANSFER AND AMENDMENT AGREEMENT (the “Transfer Agreement”) is made on this [•] day of [•] 20[•] by and between [•] (the “New Shareholder”), Kenon Holdings Ltd. (the “Company”) and [•] (the “Transferor”) and is supplemental to and an amendment of the Registration Rights Agreement (the “Agreement”) dated January 7, 2015, as amended from time to time, and made by and between the Company and Bank Leumi Le-Israel B.M. (“Bank Leumi”).

1.	The New Shareholder hereby confirms that it has been supplied with a copy of the Agreement and hereby covenants with the Company to observe, perform and be bound by all the terms of the Agreement which are capable of applying to the Transferor as a holder of Registrable Securities (as defined in the Agreement) and which have not been performed at the date of this Transfer Agreement to the intent and effect that the New Shareholder shall be deemed with effect from the date hereof to be a Party to the Agreement.

2.	The Transferor hereby confirms that it has transferred [• percent (•%)] of the Company’s issued and outstanding share capital to the New Shareholder (the “Share Transfer”) and thereby also wishes to and hereby does assign to the New Shareholder an equal pro-rata share of its rights as a holder of Registrable Securities under the Agreement (the “Assignment of Rights”).

3.	The Transferor hereby expressly assigns [•] number of Demand Registrations to the New Shareholder and agrees that this assignment shall correspondingly decrease the number of Demand Registrations available to the Transferor under the Agreement.

4.	The Company hereby confirms and acknowledges the Share Transfer and Assignment of Rights on the terms set forth herein.

5.	The New Shareholder confirms that its details for Section 7(d) (Notices) are as follows: [ ].

6.	This Transfer Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the choice of law principles thereof.

[THIS SPACE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

[NEW SHAREHOLDER]

By:

Name:

Title:

KENON HOLDINGS LTD.

By:

Name:

Title:

[TRANSFEROR]

By:

Name:

Title:

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